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Exhibit 12.1

Reckson Operating Partnership
Ratio of Earnings to Fixed Charges

	Year Ended 31-Dec-09	Year Ended 31-Dec-08	Year Ended 31-Dec-07	Year Ended 31-Dec-06	Year Ended 31-Dec-05
Income from continuing operations before minority interests and fixed charges	$99,057	$137,613	$128,681	$89,774	$101,972

Interest	$56,498	$73,683	$81,142	$109,546	$108,173
Rent Expense	6,482	6,482	6,585	6,367	5,930
Amort of debt issue costs	—	—	152	4,312	4,166

	$62,980	$80,165	$87,879	$120,225	$118,269

Ratio of earnings to fixed charges	1.57	1.72	1.46	0.75	0.86

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  Exhibit 12.1
Reckson Operating Partnership Ratio of Earnings to Fixed Charges